2024-25 REPORT

# LPPFusion


LPPFUSION
FOCUS FUSION GENERATOR

LETTER

## Dear investors,

2024 went very well. We raised over $ 1 million. We started experiments with hydrogen-boron fuel, our target fuel, which has no radioactive waste and can produce electricity directly. We sucessfully tested our new design anode and cathode.

**We need your help!**

Investors can help us by continuing to promote LPP Fusion. Thank you again for all of your support and for spreading the word about LPP Fusion.

Sincerely,

*Eric J. Lerner*

President and Chief Scientist

*Rudolph Fritsch*

Secretary

# How did we do this year?

**REPORT CARD**

**A-**

### ☺ The Good

We raised over $ 1 million.

We started experiments with hydrogen-boron fuel

We successfully tested our new design anode and cathode.

### ☹ The Bad

Our Start Engine CF campaign had to be stopped early, due to failure of Start Engine to keep commitments.

Experiments took longer than planned.

Wefunder campaign raised less than maximum goal.

# 2024-25 At a Glance

## Fiscal Year Ends September 30



**$0**
Revenue



**-$805,626**
Net Loss


IOU!

**$62,090 [17%]**
Short Term Debt



**$1,044,197**
Raised in 2024-25



**$239,329**
Cash on Hand
As of 02/17/25

**INCOME** BALANCE NARRATIVE


Revenues
Profit
$0
$0



-$537,119
-$805,626
2023
2024

Net Margin: 0% Gross Margin: 0% Return on Assets: -75% Earnings per Share: -$0.24

Revenue per Employee: $0 Cash to Assets: 67% Revenue to Receivables: ~ Debt Ratio: 9%

Final_FInancial_Statements_2023.pdf

Final_Financial_Statements_2024.pdf

LPP_2022_audit.pdf

# We ❤ Our 2,197 Investors

## Thank You For Believing In Us

Jerry Eisenband
Sanjeev Munjal
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Gary King
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Allen Wong
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Eliot Solomon
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Eliecer Navarro
Adrien Hamelin
Gaylord Fines
Devarajan S....
Matthew Ewer
Niall Emmart
Jose Flores
Benjamin DWYER
Rob Miller
Christoph Träger
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Kyle Sheepwash
William Nemes
Dylan Schweitzer
Jake Annunziata
Noah Koon III
Marcel Vijfwinkel
Gordon Tisher
Christopher A Smith
Scott Bourne
Patrick Richardson
Logan Zoellner
Thomas Simon
Ogbonnaya Agwu
Raad Islam
Jean Houle
Michael McCristall
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Michael Cordas
Terrance Brooms
David Sullivan
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Alan Taylor
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David Tayler
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Russell Edward...
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Jessica Schmidt...
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Michael E Wendel JR
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Charles Y
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Joseph Purcella
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Patrick Jenne
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Jeffrey Allen Ceglarek
John Jamieson
Christian Davenport
Lawrence O Petersen...
Arthur B Kennedy
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David Smith
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Tiger Z Du
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Jan Brouwer
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Arbab Bhatti
Gary L Wade
Kasper Lorenz...
Brent D. Staton, MD
Steve Van Dyke
Brad Martone

Daniel Schmitt
Jason Rigby
Daniel R Severa
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Frodo Skywalker
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Nick M
William Bradford...
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Xavier Syevens
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David Heredia
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Hani Almaktoum
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Floyd Wesley Jr.
Jonathan Bonaventura
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Chirag Patel
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Stanley Kuntz
Enos Smith
Wilhelm Maximilian...
Christopher...
Bruno Cruzate
Jimmy Hays
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Stefan Roubroeks
Alain Daerendinger
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Cheoma Smith
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Venatius Che Nde
Nasser Halwani
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Matthew Sheahan
Frank Strumolo
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Haydn Vestal
Richard Ranky
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Jessica CLAUDIO
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Jon Trevor Weeks
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Doug Kamin
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Andrew Lee...
J S
Ma Cecilia CRUZ
Kevin Scott Miller
Demetrio Campos
Larry Ogee
Cristian Temelie
Suhail Kharouba
Danny Lee
Brandon Gochenour
Terrell Richards
Bert Blasingame
Gentry Lynn Fugate
Anthony Long
Freida C
Ole Morten Duesund
Cody Collins
Nilyufar Nurmanova
Nicholas Kaiser
Robert E Koeper
Larry Hawkins
Peter Fox
Vivian Ajaero

| | | | | | |
|---|---|---|---|---|---|
| Robert Haenel | Sooyong Kim | Fitz Henry | William Crouch | Edmund T. Mudge, IV | Sachin Vyas |
| Don Lashley | David Hanson | Erik Bauer | Ruth Bartleet | Diane Kestner | Anne Crull |
| Marc Württemberger | Mark Thomas | Cole Caster | Dale Spiess | Eugene Mc Elroy | David M Nichols |
| Grant Castillou | Matthew Ryan | Dennis Ray Thomas | Daniel CURTIS | Fred George | Nathan Scott Forrester |
| Kenneth B Carter | Jeffrey M DAY | Charlene Knoetze | Harry Tsiakiridis | David Jahshan | Walter Mulligan |
| Isaias Ramirez | Kristin Saunders | Anna Marchiorello | David Harris | Dan Mason | Michael SWOYER |
| David Chery | Matthew Collins | James Cameron | Matt Metcalf | Kevin Haigler | Rachel E Ellison |
| Brian Greenhalgh | Gautham Velchuru | Suchai Gumtrontip | Blanca Esther C EB... | Lucia Peña Nuñez | Sean Jenkins |
| Joshua Dennis | W O | Qin Yao | Vincent Stap | Todd Kamin | Richard Comisky |
| Roderick Flanders | Rebekah Davis | Juan Gabriel Rivera... | René Muñiz | Carlos Humberto... | Luis Rodz |
| Bruce Saari | Joshua Ogundiran | Rosabel Melendez | Raffaele Chiacchia | Elvis Lim | Jeffrey E Simon |
| Jesus Garcia | Philip Gibson | Mark Bos | Mick Gole | Jonathon Shimmon | William A AVANCENA |
| Laura Marie Symmes | James Walker | Zygmunt Ambros | Andrey M. | Roy Turnbull | Marybeth MURRAY |
| Patrick Kummer | Fred Zambroski | Yolanda Levels | Ken Rudominer | Alex McKinney | Kristina Clark |
| Saagar Singh Sachdev | Sachin C | Michael Cosgrove | Roar Hopsdal | Steven Christensen | Majed Rashed... |
| Jimmy Black | Mohammed H Nomaan | Patrick Emerick Taylor | Danny Griffith | Myra Beard | James Morreau |
| Robert N Shipp | Mathis Heydtmann | Jeffery Sheffield | Solomon Smart | Martin Auer | Alejandro Estevez |
| Coral Wynter | Robert Slossar | Richard Davis | Ben Goldie | Joris Strypens | Chester Cleveland |
| Robert J Coddington | Homer Hanna | Michael Sommerer | Steven Earl Schmidt | Richard Houghton | Olivia Dell |
| Bryan Lacy | | | | | |

# Thank You!

## From the LPPFusion Team



### Eric J. Lerner

**President and Chief Scientist**

A leading physicist in dense plasma focus research for 40 years. Eric developed an original model of the role of the quantum magnetic field effect and has pioneered in the...



### Ivana Karamitsos

**Chief Information Officer, Communications Director**

Ivy has been with LPPFusion for twelve years. She manages IT work, directs the company's PR and communications, and writes and produces diverse media content,...







### Dr. Syed Hassan

**Research Scientist**

Dr. Hassan, a plasma physicist, has more than 20 years experience with the dense plasma focus device. Before...



### Rudolph Fritsch

**Mechanical Engineer, Secretary**

Rudy has been President of Allsteel, a manufacturer of industrial metal-forming equipment, for 15 years. As an...



### Dr. Warwick Dumas

**Simulation Researcher**

Warwick earned a Ph.D. in Applied Mathematics from the University of Leicester before joining LPP in 2012, where he...



### Dejan Simurdic

**IT Adminstrator**

Dejan is a Software Developer/Data Analyst with over 13 years of experience. He worked in multiple industries...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Eric J. Lerner | President, Chief Physicist @ LPPFusion | 2003 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Rudolph Fritsch | Secretary Treasurer | 2013 |
| Ivana Karamitsos | CIO, Director of Communications | 2011 |
| Eric J. Lerner | Chief Scientist | 2003 |

## Voting Power

| Holder | Securities Held | Voting Power |
|---|---|---|
| Eric J. Lerner | 20 Class A common Stock | 100.0% |

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 02/2015 | $4,439,373 | Common Stock | Section 4(a)(2) |
| 09/2015 | $354,200 | Common Stock | Section 4(a)(2) |
| 11/2015 | $1,252,250 | Common Stock | Section 4(a)(2) |
| 05/2018 | $964,250 | | 4(a)(6) |
| 09/2018 | $339,706 | Common Stock | Regulation D, Rule 506(c) |
| 03/2020 | $615,375 | | 4(a)(6) |
| 12/2020 | $591,125 | Common Stock | Regulation D, Rule 506(c) |
| 08/2021 | $672,750 | | 4(a)(6) |
| 09/2021 | $159,880 | | Section 4(a)(2) |
| 06/2022 | $39,000 | Common Stock | Regulation D, Rule 506(c) |
| 06/2022 | $15,000 | | Other |
| 12/2022 | $316,520 | | 4(a)(6) |
| 02/2023 | $43,000 | | Other |
| 04/2023 | $94,200 | Common Stock | Regulation D, Rule 506(c) |
| 12/2023 | $462,059 | | 4(a)(6) |
| 07/2024 | $812,719 | Common Stock | Regulation D, Rule 506(c) |
| 09/2024 | $231,478 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| David Maier | 06/28/2022 | $15,000 | $0 | 0.0% | | Yes |
| Ivana Karamitsos | 02/28/2023 | $43,000 | $0 | 0.0% | | |

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Class B Common Stock | 4,000,000 | 3,341,530 | No |
| Class A Common Stock | 20 | 20 | Yes |

Warrants: 0

Options: 88

## Form C Risks:

In the early stages of development, the Company's business will be significantly dependent on the Company's management and scientific team. The Company's success will be mainly dependent upon Eric J. Lerner, and his loss could have a material adverse effect on the Company.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our IP is protected by patents, but they do not cover the whole world and others may capture a dominant share of the market, or seek to break our patents.

The Company has significant competition in the existing energy industry, and some of these competitors have significant resource bases with which to compete. In the particular field of fusion energy, other proposed fusion devices are in various phases of development, although no project has demonstrated net power generation yet. Primary competitors include EMC2 and Tri Alpha Energy.

If a prototype generator is achieved, commercialization will be a remaining hurdle. Significant commercial interests in existing energy sources may be able to delay such commercialization. Many other competitors may well take a large share of the market for our devices, in regions not covered by our patents, by challenging the patents, or by ignoring them.

The Company is offering Common Stock. Common Stock has a lower liquidation preference to Preferred Stock and may not carry all of the rights which Preferred Stock would.

Rudolph Fritsch is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Even if we reach net energy, unanticipated problems could prevent successful development into a working prototype.

The regulation of fusion energy is not yet decided and future regulations may impede the roll-out of our technology.

We are still in the research phase and we may be unable to reach net energy, although we know of no reason right now why that would occur.

While we currently lead all other private fusion firms, other firms may still pull ahead of us and be first to develop a working prototype.

While we believe we have a good chance of success, net power from fusion has not yet been achieved by anyone, and it's entirely possible that unexpected problems will arise. We won't know for sure until the experiments are complete. It's possible that the plasma won't behave the way we expect. There may also be engineering difficulties which delay the tests.

The Company plans on expanding its business in further research stages and eventually through the introduction of commercialization and marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific

operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. We may also initiate claims to defend our intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on our patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and technologies. We rely on a combination of patents and trade secret laws to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Our patents might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we take will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Even if we achieve net energy production in a laboratory device, we may not be able to overcome the engineering challenges to produce a working prototype generator. Heat removal is a significant engineering challenge and while this now appears possible within existing technology, it is near the limit of that technology. The x-ray collection device has never been built and unexpected difficulties may arise with that as well.

We may have inadequate funds to fully develop our business and may need to raise additional capital through equity or debt financings, which may not be available on favorable terms, or at all. Specifically, we expect to need to raise a total of $100M in order to eventually reach profitability. There is no guarantee we'll be able to raise that amount in the future.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

### Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to

additional investors, which will dilute the percentage interest of the investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company,  the shareholders  may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example,  the shareholders  may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities.  The shareholders  may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders  have the right to redeem their securities at any time.  Shareholders  could decide to force the Company to redeem their securities  at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

### Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the

to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

LAWRENCEVILLE PLASMA PHYSICS, INC.

New Jersey Corporation
Organized May 2003
3 employees
128 Lincoln Blvd.
Middlesex, NJ 08846 https://lppfusion.com

Middlesex NJ 08846 https://lppfusion.com

### Business Description

Refer to the LPPFusion profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

LPPFusion has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filing late

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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